

July 28, 2023

James Green
Chief Executive Officer
Harvard Bioscience, Inc.
84 October Hill Road
Holliston, MA 01746-1371

>   **Re: Harvard Bioscience, Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 5, 2023**
>   **File No. 001-33957**

Dear James Green:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed April 5, 2023

Pay versus Performance, page 25

1.   Refer to the pay versus performance table. We note that the amounts listed for 2021 and 2022 in column (b) are not the same as the amounts listed for those years in the PEO "TOTAL" column of the Summary Compensation Table on page 20. Similarly, the average of the non-PEO NEO amounts reported in column (d) do not appear to be consistent with the amounts reported in the "TOTAL" column of the Summary Compensation Table for the non-PEO NEOs. Please ensure that you have entered the correct Summary Compensation Table amounts in your pay versus performance tables pursuant to Regulation S-K Item 402(v) and that the calculation of compensation actually paid and your relationship disclosures reflect the appropriate calculations.

Please contact Cheryl Brown at 202-551-3905 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program